UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626
A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:
EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:
Other supplemental schedules required by Section 2520.10310 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Eastman Investment and Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the “Plan”) at December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 28, 2012

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
(in thousands)

		2011			2010
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$1,544,516	$99,486	$1,644,002	$1,572,764	$116,925	$1,689,689

Receivables:

Plan sponsor contributions	30,738	4,405	35,143	29,415	4,166	33,581

Notes receivable from participants	37,240	0	37,240	37,063	0	37,063

Other receivables	2,941	653	3,594	3,629	949	4,578

Total assets	1,615,435	104,544	1,719,979	1,642,871	122,040	1,764,911

Liabilities

Accrued expenses	21	17	38	43	36	79

Other liabilities	3,380	1,093	4,473	3,211	659	3,870

Total liabilities	3,401	1,110	4,511	3,254	695	3,949

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(23,935)	0	(23,935)	(14,577)	0	(14,577)

Net assets available for plan benefits	$1,588,099	$103,434	$1,691,533	$1,625,040	$121,345	$1,746,385

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010
(in thousands)

		2011			2010
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$13,320	$0	$13,320	$13,645	$0	$13,645
Dividends	22,384	2,560	24,944	19,283	2,653	21,936
Net appreciation (depreciation) in fair value of investments	(35,313)	(18,476)	(53,789)	131,312	22,245	153,557
Net investment gain (loss)	391	(15,916)	(15,525)	164,240	24,898	189,138
Interest income from notes receivable	1,597	0	1,597	1,756	0	1,756
Participant contributions	75,897	0	75,897	60,344	0	60,344
Plan sponsor contributions	33,315	4,405	37,720	31,115	4,166	35,281
Total additions	111,200	(11,511)	99,689	257,455	29,064	286,519

Deductions from net assets:

Distributions to and withdrawals by participants	156,349	6,400	162,749	87,876	3,954	91,830

Administrative expenses	168	0	168	170	0	170

Total deductions	156,517	6,400	162,917	88,046	3,954	92,000
Net increase (decrease) in net assets	(45,317)	(17,911)	(63,228)	169,409	25,110	194,519
Plan transfer - Genovique	8,376	0	8,376	0	0	0
Net assets available for benefits at beginning of year	1,625,040	121,345	1,746,385	1,455,631	96,235	1,551,866
Net assets available for plan benefits at end of year	$1,588,099	$103,434	$1,691,533	$1,625,040	$121,345	$1,746,385

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor").  The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC").  All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman.  The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees.  The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee").  The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan.  The balance of the forfeiture account at December 31, 2011 and 2010 was $46,104 and $33,000, respectively.  There were no forfeitures used in 2011 or 2010.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan.  The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%.  Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period.  Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 10%.

For additional information regarding the Plan, see the complete Plan documents.

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $16,500 for 2011 as permitted by the IRC.  For the catch-up salary deferral, an eligible employee who has attained age 50 before the close of the calendar year was allowed to defer up to 35% of qualifying compensation, as defined in the Plan, for 2011 up to certain IRC limitations.  Plan Sponsor contributions are also subject to certain other limitations.  Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants.  The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various growth and income mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7).  Generally, participants may transfer amounts among the funds on any business day.  Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10).  Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the ESOP Fund for employees' first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions.  For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

For employees hired on or after January 1, 2007, each participant is eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period.  Contributions are invested into other Plan funds, as directed by the participants.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions.  Contributions may be paid to the ESOP Fund in cash or shares of Eastman common stock and are deposited in the Company contribution account.  Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company.  Participants are not permitted to make contributions to the ESOP Fund.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC.  All rollover contributions into the Plan must meet the applicable Internal Revenue Code ("IRC") requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account.  In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates.  The term of any notes receivable from participants is determined by IPCO and shall not exceed five years.  Notes receivable from participants transferred to the Plan from the Eastman Resins, Inc. Employees' Growth Sharing Plan carry terms applicable under that Plan.  At December 31, 2011, $37.2 million in notes receivable from participants were outstanding for terms of 3 to 62 months and interest rates ranging from 4.25% to 10.50%.  At December 31, 2010, $37.1 million in notes receivable from participants were outstanding for terms from 2 to 63 months and interest rates ranging from 4.25% to 10.50%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000.  Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments.  Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000.  If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure.  They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participants' principal residence.  Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock.  However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP).  Until the loan is repaid, securities acquired with the respective loan process are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account".  On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants.  The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants.  Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting.  The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year.  In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.

Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company.  Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

As described by USGAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by USGAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

On August 5, 2011, the Plan Sponsor's Board of Directors declared a two-for-one split of the Company's common stock in the form of a 100 percent stock dividend.  Stockholders of record as of September 15, 2011, were issued one additional share of common stock on October 3, 2011, for each share held.  Treasury shares were treated as shares outstanding in the stock split.  All shares in these financial statements have been adjusted for all periods presented for the stock split.

Certain items in prior year's financial statements have been reclassified to conform to the current year's presentation.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Investment policy and valuation

The Plan's investments are stated at fair value.  If available, quoted market prices are used to value investments.  Investments in regulated investment companies are valued at the net asset value per share on the valuation date.  Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.  See Note 8 for discussion of fair value measurements.

For investments in the ESOP fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable.  All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

The Managed Income Fund is reported at fair value as determined by the contract issuers.  The Managed Income Fund is comprised of synthetic investment contracts that include interests in commingled trusts or individual fixed income securities that are held in trust for the Plan.  The Plan then enters into a benefit responsive wrapper contract with a third party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return.  The underlying securities are valued at quoted market prices.  The wrap contracts are valued using the market value method (see Note 7).

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes receivable from participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Payments to participants

Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements".  The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements.  The amendments are of two types: (1) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (2) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning after December 15, 2011.  Plan management has concluded that the new guidance will not have a material impact on the Plan's financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan.  Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations.  The Plan has accrued Company contributions for participant-directed funds of $30.7 million and $29.4 million and for the non-participant-directed ESOP Fund of $4.4 million and $4.2 million at December 31, 2011 and 2010, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions.  The loans are reflected as notes receivable from participants.  Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund.  The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable.  The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed.  The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively.  Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis.  Outstanding notes receivable from participants at December 31, 2011 and 2010 were approximately $37.2 million and $37.1 million, respectively.  Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $1.6 million and $1.8 million for 2011 and 2010, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2011 and 2010, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7).  Subject to certain limitations, participants are provided the option of directing their contributions among the investment options.  The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds.  The following table presents the fair value of investments by type at December 31, 2011 and 2010, respectively.

(in thousands)	2011	2010

Cash	$4,166	$2,062
Eastman Chemical Company common stock	259,151	212,601
Mutual funds	690,435	755,106
Managed income fund	672,791	702,826
Self-directed brokerage account	17,459	17,094

Total	$1,644,002	$1,689,689

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2011 and 20101:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants.  During 2011, the Trustee purchased 6,316,400 shares of Eastman common stock for the fund at an average price of $44.35 per share, and sold 4,470,800 shares of Eastman common stock for the fund at an average price of $46.31 per share.  During 2010, the Trustee purchased 4,960,200 shares of Eastman common stock for the fund at an average price of $31.22 per share and sold 5,932,600 shares at an average price of $33.02 per share.  Dividends paid from the Eastman Stock Fund totaled $3.3 million and $2.9 million in 2011 and 2010, respectively.

Eastman ESOP Fund

This non-participant directed fund consists primarily of Eastman Class A common stock.  Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines.  During 2011, the Trustee purchased 93,800 shares of Eastman common stock for the fund at an average price of $45.86 per share, and sold 307,900 shares of Eastman common stock for the fund at an average price of $46.71 per share.  During 2010, the Trustee purchased 148,600 shares of Eastman common stock for the fund at an average price of $29.41 per share, and sold 381,800 shares at an average price of $35.12 per share.

1 Shares and share prices have been retrospectively adjusted for all periods presented for the two-for-one stock split on October 3, 2011.  For additional information, see Note 2, "Summary of Accounting Policies", to the Plan's financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

At December 31, 2011 and 2010, the following investments represented 5% or greater of ending net assets:

(in thousands)	December 31, 2011
	Shares	Fair value

Eastman Chemical Company Common Stock, Participant Directed	4,110	$160,520
Eastman Chemical Company Common Stock, Non Participant Directed	2,525	98,631
Fidelity Contrafund	1,639	110,461
PIMCO Total Return Institutional Class	8,135	88,426

(in thousands)	December 31, 2010
	Shares1	Fair value

Eastman Chemical Company Common Stock, Participant Directed	10,148	$96,403
Eastman Chemical Company Common Stock, Non Participant Directed	11,730	116,198
Fidelity Contrafund	1,858	125,766
Fidelity Short-term MM fund	--	94,333
PIMCO Total Return Institutional Class	8,388	91,010

During 2011 and 2010, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

(in thousands)
	2011	2010

Eastman Chemical Company Common Stock, Non Participant Directed	$(18,476)	$22,245
Eastman Chemical Company Common Stock, Participant Directed	(7,717)	39,068
Mutual Funds and Other	(27,596)	92,244
Total	$(53,789)	$153,557

1 Shares and share prices have been retrospectively adjusted for all periods presented for the two-for-one stock split on October 3, 2011.  For additional information, see Note 2, "Summary of Accounting Policies", to the Plan's financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts.  The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets.  A "synthetic" investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution.  Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value.  The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances.  Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances.  In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.  Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value, and market value is ultimately reduced to zero.  If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met.  Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund).  Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate."  Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time.  Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration.  The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value.  Crediting rates are reset quarterly.  The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders.  The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets.  If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets.  Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value.  Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan).  However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

The average yields for the Fund for the years ended December 31, 2011 and 2010 are as follows:

Average yields:	2011	2010

Based on actual earnings	1.91%	2.20%
Based on interest rate credited to participants	2.13%	1.94%

The weighted average crediting interest rate for the Fund was 2.21% and 1.98% at December 31, 2011 and 2010, respectively.

The value of the Fund reflected in these financial statements is based upon the principal invested and the interest credited.  The fair value of the Fund, by investment type, as of December 31, 2011 and 2010 was as follows:

(in thousands)	2011	2010

Security backed investments:
Underlying assets at fair value	$672,791	$702,826
Wrap contracts	(23,935)	(14,577)
Total contract value	$648,856	$688,249

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.	FAIR VALUE MEASUREMENT

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –
Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 –	Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end.

Synthetic investment contract: Valued at fair value by discounting the related cash flows based on the current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Self-directed brokerage account: Unit valuation based on the underlying NAV of the investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and December 31, 2010:

(in thousands)
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$4,166	$4,166	$--
Common stock	259,151	259,151	--
Mutual funds:
Balanced/hybrid	46,865	46,865	--
Bond funds	88,426	88,426	--
International	56,057	56,057	--
Large blend	77,096	77,096	--
Large growth	184,650	184,650	--
Mid blend	17,024	17,024	--
Mid growth	26,213	26,213	--
Small blend	88,656	88,656	--
Target date funds	105,448	105,448	--
Managed income fund	672,791	--	672,791
Self-directed brokerage account	17,459	17,459	--
Total	$1,644,002	$971,211	$672,791

(in thousands)
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Cash	$2,062	$2,062	$--
Common stock	212,601	212,601	--
Mutual funds:
Balanced/hybrid	49,910	49,910	--
Bond funds	91,010	91,010	--
International	72,904	72,904	--
Large blend	83,275	83,275	--
Large growth	212,326	212,326	--
Mid blend	19,113	19,113	--
Mid growth	30,010	30,010	--
Money market	19	19	---
Small blend	102,231	102,231	--
Target date funds	94,308	94,308	--
Managed income fund	702,826	--	702,826
Self-directed brokerage account	17,094	17,094	--
Total	$1,689,689	$986,863	$702,826

There are no redemption restrictions on the mutual fund investments.  They are fully liquid and can be redeemed on a daily basis.  Also, there are no Level 3 investments at December 31, 2011 and 2010.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $3.6 million and $4.6 million at December 31, 2011 and 2010, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments.  Other liabilities in the amount of $4.5 million and $3.9 million at December 31, 2011 and 2010, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions.  During 2011 and 2010, $9.6 million and $10.2 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2003, in which the IRS stated that the Plan is in compliance with the applicable requirements of the IRC.  A new determination letter request for the Plan was filed with the IRS in January 2010.  The Plan has received acknowledgement from the IRS, but as of the filing date a new determination letter has not been received.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan.  For both 2011 and 2010, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.  Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances.  Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable.  For 2011 and 2010, the Company paid all other expenses of the Plan related to plan oversight and administration, including audit fees.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

15.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

(in thousands)	December 31, 2011	December 31, 2010

Investments at fair value	$1,644,002	$1,689,689
Notes receivable from participants	37,240	37,063
Adjustment from fair value to contract value for full benefit-responsive investment contracts	(23,935)	(14,577)
Total investments per Form 5500	$1,657,307	$1,712,175

16.	SUBSEQUENT EVENTS

Eastman Chemical Company had previously acquired Eastman Chemical Texas City, Inc., formerly Sterling Chemicals, Inc., which adopted the Sterling Chemicals, Inc. Savings and Investment Plan (the "Sterling Plan") effective June 1, 2010.  The Sterling Plan was originally established effective August 1, 1986 and effective April 2, 2012, is being merged with and into the Eastman Investment and Employee Stock Ownership Plan.  The Sterling Plan had net assets of approximately $45.8 million as of December 31, 2011.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common stock, Participant directed, 8,984 shares	**	$160,520
*	Eastman Chemical Company	Common stock, Non Participant directed, 5,333 shares	$65,123	98,631
	Subtotal - Common Stock			259,151
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	3,311	3,311
*	Fidelity Management Trust Company	Interest Bearing Cash, Non Participant directed	855	855
	Subtotal – Cash			4,166
*	Fidelity Fund K	Registered Investment Company, 1,025 shares	**	31,911
*	Fidelity Puritan Fund K	Registered Investment Company, 2,651 shares	**	46,865
*	Fidelity Magellan® Fund K	Registered Investment Company, 770 shares	**	48,457
*	Fidelity Contrafund K	Registered Investment Company, 1,639 shares	**	110,461
*	Fidelity Spartan 500 Index Portfolio	Registered Investment Company, 776 shares	**	34,524
*	Fidelity International Discovery Fund K	Registered Investment Company, 1,192 shares	**	32,812
*	Fidelity Blue Chip Growth Fund K	Registered Investment Company, 474 shares	**	20,140
*	Fidelity Freedom Income Fund	Registered Investment Company, 325 shares	**	3,672
*	Fidelity Freedom K 2000 Fund	Registered Investment Company, 223 shares	**	2,550
*	Fidelity Freedom K 2005 Fund	Registered Investment Company, 78 shares	**	931
*	Fidelity Freedom K 2010 Fund	Registered Investment Company, 759 shares	**	9,186
*	Fidelity Freedom K 2015 Fund	Registered Investment Company, 802 shares	**	9,725
*	Fidelity Freedom K 2020 Fund	Registered Investment Company, 2,145 shares	**	26,667
*	Fidelity Freedom K 2025 Fund	Registered Investment Company, 833 shares	**	10,358
*	Fidelity Freedom K 2030 Fund	Registered Investment Company, 1544 shares	**	19,363
*	Fidelity Freedom K 2035 Fund	Registered Investment Company, 337 shares	**	4,223
*	Fidelity Freedom K 2040 Fund	Registered Investment Company, 797 shares	**	10,024
*	Fidelity Freedom K 2045 Fund	Registered Investment Company, 256 shares	**	3,242
*	Fidelity Freedom K 2050 Fund	Registered Investment Company, 435 shares	**	5,508
*	Fidelity Retirement Money Market	Registered Investment Company, 20 shares	**	0
*	Fidelity Spartan Extended Market Index Portfolio	Registered Investment Company, 480 shares	**	17,024
*	Fidelity Spartan International Index Fund	Registered Investment Company, 280 shares	**	8,332
*	Clipper Fund	Registered Investment Company, 171 shares	**	10,660
*	PIMCO Total Return Institutional Class	Registered Investment Company, 8,135 shares	**	88,426
*	Franklin Small Mid Cap Growth Fund	Registered Investment Company, 750 shares	**	26,213
*	WFA Small Cap Val Inst	Registered Investment Company, 816 shares	**	24,370
*	TCW Select Equity I	Registered Investment Company, 315 shares	**	5,592
*	Neuberger and Berman Genesis Instl Cl	Registered Investment Company, 1,385 shares	**	64,286
*	Templeton Foreign Fund	Registered Investment Company, 2,549 shares	**	14,913
	Sub-total Mutual Funds			690,435

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fidelity short term cash fund	Cash	**	2,689
	AT&T Inc	Corporate Bond 2.5% 8/15/15	**	1,913
	AT&T Inc	Corporate Bond 2.95% 5/15/16	**	727
	AT&T Inc	Corporate Bond 2.4% 8/15/16	**	686
	Abbey National	Corporate Bond 3.875% 11/10/14 144A	**	1,445
	ALABAMA POWER	Corporate Bond 4.85% 12/15/12	**	642
	ALLYA2010-1 A3	Mortgage backed security 1.45% 5/14	**	550
	ALLYA 2011-3 A3	Mortgage backed security 0.97% 8/15	**	868
	ALLYA 10-4 A3 ABS	Mortgage backed security .91% 11/17/14	**	950
	ALLYA 2010-5 A3	Mortgage backed security 1.11 1/15	**	842
	ALLYA 2011-1 A3	Mortgage backed security 1.45 1/15	**	794
	ALLYA 2011-2 A3	Mortgage backed security 1.18% 4/15	**	692
	ALLYA 2011-5 A2	Mortgage backed security 0.8% 6/14	**	600
	ALLYA 2011-4 A2	Mortgage backed security .65% 3/14	**	250
	American Express CC	Corporate Bond 2.75% 9/15/15	**	1,318
	American Honda	Corporate Bond 2.375% 3/13 144A	**	306
	American Honda	Corporate Bond 2.5% 9/21/15 144A	**	667
	AIG INTL	Corporate Bond 4.25% 9/15/14	**	984
	Americredit Prime Automobile Receivable APART 2007-1 C	Mortgage backed security 5.43% 2/14	**	141
	ANHEUSER BUSCH	Corporate Bond 1.5% 7/14/14	**	644
	BB&T CORP MTN B/E	Corporate Bond 3.2% 3/15/16	**	705
	BG ENERGY	Corporate Bond 2.875% 10/16 144A	**	668
	BHP BILLITON FIN	Corporate Bond 1.125% 11/14	**	1,004
	BP CAPITAL MARKET	Corporate Bond 3.2% 3/11/16	**	730
	BMWLT 2010-1 A3	Mortgage backed security 1.18% 4/13	**	920
	BNP Paribas	Corporate Bond 2.125% 12/21/12	**	409
	BMWLT 2011-1 A3	Mortgage backed security 1.06% 2/14	**	1,011
	BMWOT 2011-A A2	Mortgage backed security .63% 2/14	**	839
	BALTIMORE G&E	Corporate Bond 6.125% 7/01/13	**	536
	Bank of America Commercial Mortgage BACM 2005-3 XP	Interest Only Strip CSTR 7/43	**	18
	Bank of America Commercial Mortgage BACM 2004-4 A5	Mortgage backed security 4.576% 7/42	**	226
	Bank America	Corporate Bond 4.5% 4/1/15	**	1,782
	Bank America FDG	Corporate Bond 3.7% 9/1/15	**	1,843
	BAAT 2010-2 A3	Mortgage backed security 2.4% 7/14	**	796
	Bank of New York MTN	Corporate Bond 4.3% 5/15/14	**	330
	BONY MELLON MTN	Corporate Bond 1.7% 11/24/14	**	669

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BANK OF NY MTN	Corporate Bond 2.4% 1/17/17	**	1,001
	Bank of NOVA SC	Corporate Bond 2.05% 10/07/15	**	3,168
	BANK TOKYO	Corporate Bond 2.6% 1/22/13 144A	**	256
	BARCLAYS BANK	Corporate Bond 2.375% 1/13/14	**	1,564
	Bayview Commercial Asset Trust BAYC 2004-2 A	Mortgage backed security 1ML+43 8/34	**	94
	Bayview Commercial Asset Trust BAYC 2004-3 M1	Mortgage backed security 1ML+50 1/35	**	27
	BSCMS 06-PW11 AAB	Mortgage backed security CSTR 3/39	**	544
	BSCMS 2007-PW17 A2	Mortgage backed security 5.574 6/50	**	174
	BERK HATH INC	Corporate Bond 2.2% 8/15/16	**	716
	Commercial Mortgage Pass-Through COMM 2005-C6 XP	Interest Only Strip CSTR 6/44	**	14
	CIBC	Corporate Bond 1.45% 9/13/13	**	577
	Capital Auto Receivables Asset CARAT 2007-1 B	Mortgage backed security 5.15% 9/12	**	139
	CAPITAL ONE FIN	Corporate Bond 2.125% 7/15/14	**	1,512
	Capital One Multi-Asset Execution Trust COMET 2008-A3 A3	Mortgage backed security 5.05% 2/16	**	422
	Caterpillar FIN 2.75% 6/24/15	Corporate Bond 2.75% 6/24/15	**	349
	CATERPILR FIN MTN	Corporate Bond 1.375% 5/14	**	700
	CATERPILR FIN MTN	Corporate Bond 1.125% 12/14	**	494
	Chase Issuance Trust CHAIT 2007-A17 A	Mortgage backed security 5.12% 10/14	**	2,396
	Chase Issuance Trust CHAIT 2008-A4 A4	Mortgage backed security 4.65% 3/15	**	1,700
	Chase Issuance Trust CHAIT 2011-A2 A2	Mortgage backed security 1ML+9 5/15	**	2,589
	CFAST 2010-A A3	Mortgage backed security .91% 8/13	**	671
	Citigroup Inc	Corporate Bond 5.5% 4/11/13	**	1,963
	Citigroup Inc	Corporate Bond 6.5% 8/13 SNR DT	**	2,077
	Citigroup Inc	Corporate Bond 4.75% 5/19/15	**	1,031
	Citigroup Inc	Corporate Bond 3.953% 6/15/16	**	339
	CCCIT 2009-A5 A5	Mortgage backed security 2.25% 12/14	**	812
	Citigroup Funding Inc FDIC	Corporate Bond 1.875% 11/15/12	**	2,054
	Coca-Cola Ent	Corporate Bond 1.125% 11/12/13	**	727
	Comerica Inc	Corporate Bond 3% 9/16/15	**	77
	Greenwich Capital Commercial Funding Corp GCCFC 2006-GG7 A1 CSTR	Mortgage backed security CSTR 7/38	**	6
	CMMNWLTH BK	Corporate Bond 2.125% 3/17/14 144	**	692

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Commonwealth Bank of Australia MTN	Corporate Bond 2.9 9/17/14 144A	**	3,043
	COMWLTH EDISON	Corporate Bond 1.625% 1/15/14	**	1,094
	CON Edison NY	Corporate Bond 5.55 4/1/14	**	712
	RABOBANK NL UTREC MTN	Corporate Bond 1.85 1/14	**	2,743
	Covidien Intl	Corporate Bond 1.875% 6/15/13	**	626
	CS First Boston Mortgage Security CSFB 2003-C4 A3	Mortgage backed security CSTR 8/36	**	20
	CS First Boston Mortgage Security CSFB 2003-C4 A4	Mortgage backed security 5.137 8/36	**	679
	CS First Boston Mortgage Security CSFB 2004-C1 A3	Mortgage backed security 4.321% 1/37	**	69
	Credit Suisse Mortgage Capital CSMC 2007-C3 A2	Mortgage backed security CSTR 6/39	**	330
	CS First Boston Mortgage Security CSFB 2005-C4 ASP	Interest Only Strip CSTR 8/38	**	32
	Credit Suisse NY MTN	Corporate Bond 3.5% 3/23/15	**	600
	CREDIT SUISSE NY	Corporate Bond 2.2% 1/14/14	**	3,080
	DBS Bank Ltd	Corporate Bond 5.125/VAR 5/17 144A	**	1,697
	DBUBS 2011-LC3A A1	Mortgage backed security 2.238 8/44	**	235
	Daimler Chrysler	Corporate Bond 6.5% 11/15/13	**	928
	DAIMLER FIN	Corporate Bond 1.875% 9/15/14144A	**	660
	DANSKE BANK	Corporate Bond 3.875% 4/14/16 144	**	974
	Deere J Cap Mtn	Corporate Bond 1.875% 6/17/13	**	632
	John Deere Cap	Corporate Bond 2.95% 3/9/15	**	316
	Deutsche BK AG 2.375% 1/11/13	Corporate Bond 2.375% 1/11/13	**	954
	Diageo Capital GLB	Corporate Bond 5.2 1/30/13	**	679
	Dominion Resources	Corporate Bond 2.25% 9/1/15	**	434
	DOMINION RESOURCE	Corporate Bond 1.8% 3/15/14	**	258
	DUKE ENERGY CAR	Corporate Bond 1.75% 12/15/16	**	224
	EDP Finance BV	Corporate Bond 5.375 11/12 144A	**	748
	ERP Operating LP	ERP OPERAT LP 5.5% 10/1/12	**	342
	Enel Finance International	Corporate Bond 5.7% 1/15/13 144A	**	697
	EXPORT DEV CANADA	Corporate Bond 1.5% 5/15/14	**	471
	Fidelity	FID INST CASH PORT: MM FUND CLASS I SHS F/N/A	**	40,159
	Freddie Mac	FHLG 15YR 5.00% 5/14 #E76434	**	7
	Freddie Mac	FHLG 15YR 5.00% 6/14 #E77224	**	18
	Freddie Mac	FHLM ARM 4.889% 3/33 #847126	**	5
	Freddie Mac	FHLG 15YR 4.50% 8/18 #E98688	**	702
	Freddie Mac	FHLG 15YR 4.50% 9/18 #E99205	**	220
	Freddie Mac	FHLG 15YR 4.50% 10/18 #E99833	**	318
	Freddie Mac	FHLM ARM 3.53% 4/40 #1B4657	**	348
	Freddie Mac	FHLM ARM 3.58% 4/40 #1B4702	**	305

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Freddie Mac	FHLM ARM 4.68% 1/36 #847584	**	65
	Freddie Mac	FHLM ARM 3.88% 1/35 #848084	**	51
	Freddie Mac	FHLM ARM 5.084% 8/35 #1J0005	**	60
	Freddie Mac	FHLG 15YR 5.00% 6/24 #G13598	**	1,102
	Freddie Mac	FHLM ARM 4.941% 11/35 #1J1228	**	192
	Freddie Mac	FHLG 10YR 3.00% 8/21 #J16393	**	788
	Freddie Mac	FHLG 10YR 3.00% 8/21 #J16442	**	854
	Freddie Mac	FHLM ARM 5.78% 10/35 #1N0063	**	28
	Freddie Mac	FHLM ARM 3.21% 7/41 #1B8477	**	436
	Freddie Mac	FHLM ARM 2.98% 8/41 #1B8533	**	549
	Freddie Mac	FHLM ARM 2.99% 8/41 #1B8556	**	262
	Freddie Mac	FHLM ARM 3.07% 9/41 #1B8608	**	339
	Freddie Mac	FHLG 15YR 4.50% 11/18 #B10931	**	186
	Freddie Mac	FHLM ARM 4.199% 8/36 #848185	**	245
	Freddie Mac	FHLB .375% 11/27/13	**	13,217
	Fannie Mae	FNMA 0.875% 8/28/14	**	3,845
	Fannie Mae	FNMA .625% 10/30/14	**	5,682
	Fannie Mae	FNMA 0.75% 12/19/14	**	1,796
	Fannie Mae	FNMA 4.625% 10/15/13	**	729
	FHR 3943 EF 1ML+25 2/26	FHR 3943 EF 1ML+25 2/26	**	853
	Freddie Mac	FHLMC 1.75% 9/10/15	**	666
	Freddie Mac	FHLMC 1% 7/30/14	**	6,189
	Freddie Mac	FHLMC 1% 8/27/14	**	28,283
	Freddie Mac	FHLMC 0.375% 10/30/13	**	22,963
	Freddie Mac	FHLMC 0.75% 11/25/14	**	4,725
	Freddie Mac	FHLMC .625% 12/29/14	**	2,116
	Fannie Mae	FNMA 15YR 7.00% 1/13 #251428	**	0
	Fannie Mae	FNMA 15YR 6.50% 11/13 #323755	**	32
	Fannie Mae	FNMA 15YR 7.00% 8/14 #323877	**	10
	Fannie Mae	FNMA ARM 3.01% 8/41 #AI4358	**	283
	Fannie Mae	FNMA ARM 3.37% 9/41 #AI8935	**	282
	Fannie Mae	FNMA ARM 2.74% 8/41 #AH5259	**	897
	Fannie Mae	FNMA 10YR 3% 9/21 #AL0576	**	1,847
	Fannie Mae	FNMA 10YR 3% 9/21 #AL0579	**	2,170
	Fannie Mae	FNMA 15YR 6.50% 9/14 #514373	**	0
	Fannie Mae	FNMA 15YR 6.50% 10/13 #535234	**	54
	Fannie Mae	FNMA 15YR 7.00% 6/16 #545122	**	5
	Fannie Mae	FNMA 15YR 7.00% 2/16 #569915	**	14
	Fannie Mae	FNMA 15YR 6.00% 10/16 #589129	**	13
	Fannie Mae	FNMA 15YR 7.00% 8/16 #599602	**	51
	Fannie Mae	FNMA 15YR 7.00% 4/17 #636135	**	90
	Fannie Mae	FNMA 15YR 6.50% 4/17 #637244	**	67
	Fannie Mae	FNMA 15YR 6.00% 11/17 #671380	**	50
	Fannie Mae	FNMA 15YR 6.00% 11/17 #672789	**	17
	Fannie Mae	FNMA 15YR 6.00% 12/17 #673965	**	34
	Fannie Mae	FNR 2004-3 HA 4% 7/17	**	86
	Fannie Mae	FNR 2004-15 AB 4% 9/17	**	56
	Fannie Mae	FHR 2866 XE 4 12/18	**	597
	Fannie Mae	FHR 2915 DC 4.5% 3/19	**	307

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNR 2008-95 AD 4.5% 12/23	**	1,136
	Fannie Mae	FHR 3540 CD 2% 6/14	**	1,388
	Fannie Mae	FHR 3560 LA 2% 8/14	**	322
	Fannie Mae	FHR 3573 LC 1.85% 8/14	**	585
	Fannie Mae	FNR 2010-123 DL 3.5% 11/25	**	482
	Fannie Mae	FNR 2010-135 DE 2.25% 4/24	**	921
	Fannie Mae	FNR 2010-143 B 3.5% 12/25	**	760
	Fannie Mae	FHR 3659 EJ 3% 6/18	**	1,254
	Fannie Mae	FNMA 15YR 6.00% 2/18 #684153	**	7
	Fannie Mae	FNMA 15YR 7.00% 2/18 #693327	**	156
	Fannie Mae	FNMA ARM 4.801% 2/33 #695019	**	28
	Fannie Mae	FNMA ARM 3.984% 5/33 #703915	**	7
	Fannie Mae	FNMA 15YR 4.50% 11/18 #725857	**	146
	Fannie Mae	FNMA 15YR 4.00% 8/18 #727438	**	397
	Fannie Mae	FNMA 15YR 4.50% 8/18 #730721	**	99
	Fannie Mae	FNMA ARM 4.68% 11/34 #735011	**	165
	Fannie Mae	FNMA 15YR 4.50% 6/19 #745278	**	363
	Fannie Mae	FNMA 15YR 4.50% 7/20 #745874	**	192
	Fannie Mae	FNMA ARM 3.753% 10/33 #746320	**	37
	Fannie Mae	FNMA ARM 4.358% 10/33 #754672	**	13
	Fannie Mae	FNMA ARM 3.752% 10/33 #755148	**	25
	Fannie Mae	FNMA ARM 5.05% 7/34 #801635	**	16
	Fannie Mae	FNMA ARM 4.53% 12/34 #802852	**	189
	Fannie Mae	FNMA ARM 4.293% 3/35 #815586	**	15
	Fannie Mae	FNMA ARM 5.12% 6/35 #823810	**	58
	Fannie Mae	FNMA ARM 4.58% 7/35 #826362	**	335
	Fannie Mae	FNMA ARM 5.344% 7/35 #834917	**	12
	Fannie Mae	FNMA ARM 4.198% 11/34 #841068	**	1,091
	Fannie Mae	FNMA ARM 5.349% 12/34 #843013	**	26
	Fannie Mae	FNMA ARM 5.280% 3/35 #843014	**	17
	Fannie Mae	FNMA ARM 4.893% 10/35 #847787	**	43
	Fannie Mae	FNMA ARM 6.25% 6/36 #886983	**	19
	Fannie Mae	FNMA 15YR 4.50% 7/20 #888653	**	169
	Fannie Mae	FNMA ARM 4.21% 5/35 #889946	**	292
	Fannie Mae	FNMA ARM 4.30% 2/35 #995017	**	345
	Fannie Mae	FNMA ARM 4.898% 5/35 #995272	**	29
	Fannie Mae	FNMA ARM 4.58% 7/35 #995273	**	126
	Fannie Mae	FNMA ARM 4.53% 10/35 #995414	**	279
	Fannie Mae	FNMA ARM 4.55% 10/35 #995415	**	831
	Fannie Mae	FNMA ARM 4.512% 12/36 #995606	**	285
	Fannie Mae	FNMA ARM 5.075% 7/34 #995609	**	129
	Fannie Mae	FNMA ARM 3.20% 1/40 #AC0599	**	525
	Fannie Mae	FNMA 10YR 3.00% 7/21 #MA0803	**	1,043
	Fannie Mae	FNMA 10YR 3.00% #MA0833	**	1,571
	Fannie Mae	FNMA 10YR 3.00% #MA0865	**	2,255

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Fannie Mae	FNMA 10YR 3.00% 10/21 #MA0909	**	1,233
	Fannie Mae	FNMA 10YR 3.00% #MA3892	**	1,680
	Fannie Mae	FNMA ARM 4.285% 7/33#AD0066	**	500
	Fannie Mae	FNMA 15YR 4.50% 8/24 #AD0117	**	2,953
	Fannie Mae	FNMA ARM 2.94% 8/35 #AD0710	**	56
	Fannie Mae	FNMA ARM 3.47% 3/40 #AD0820	**	479
	Fannie Mae	FNMA ARM 3.60% 3/40 #AD1555	**	574
	Fannie Mae	FNMA ARM 3.69% 5/40 #AE0064	**	1
	Fannie Mae	FNMA ARM 3.79% 6/40 #AE0065	**	301
	Fannie Mae	FNMA 15YR 3.50% 12/25 #AE0368	**	10,863
	FIFTH THIRD BAN	Corporate Bond 3.625% 1/25/16	**	398
	Ford Credit Auto Owner Trust FORDO 2009-B A3	Mortgage backed security 2.79 8/13 TALF	**	186
	Ford Credit Auto Owner Trust FORDO 2009-C A4	Mortgage backed security 4.43% 11/14	**	520
	Ford Credit Auto Owner Trust FORDO 2009-D A3	Mortgage backed security 2.17% 10/13	**	111
	Ford Credit Auto Owner Trust FORDO 2009-E A3	Mortgage backed security 1.51% 1/14	**	352
	Ford Credit Auto Owner Trust FORDO 2010-B A3	Mortgage backed security 0.98% 10/14	**	540
	FORDL 2011-A A3	Mortgage backed security 1% 7/14	**	1,210
	FORDO 2011-B A3	Mortgage backed security .84% 6/15	**	570
	France Tele MTN	Corporate Bond 4.375% 7/14 DT	**	784
	FRANCE TELECOM	Corporate Bond 2.125% 9/16/15	**	214
	Franklin Auto Trust FRNK 2007-1 B	Mortgage backed security 5.13% 2/15	**	359
	GECMC 2007-C1 XP	Interest Only Strip CSTR 12/49	**	70
	GMACC 2004-C2 A2	Mortgage backed security CSTR 8/38	**	140
	GMACC 2004-C2 A4	Mortgage backed security 5.301% 8/38	**	674
	GE Capital Credit Card Master GMACC 2005-C1 X2	Interest Only Strip CSTR CSTR 5/43	**	10
	GMACC 2003-C2 A2	Mortgage backed security CSTR 5/40	**	360
	General Motors Acceptance Corporation INC FDIC	Corporate Bond 1.75% 10/30/12	**	1,554
	GSMS 2011-GC5 A1	Mortgage backed security CSTR 8/44	**	569
	GSMS 04-GG2 A6	Mortgage backed security CSTR 8/38	**	753
	GS Mortgage Securities Corporation GSMS 2005-GG4 A3	Mortgage backed security 4.607 7/39	**	413
	GS Mortgage Securities Corporation GSMS 2006-GG6 A2	Mortgage backed security 5.506% 4/38	**	204
	GS Mortgage Securities Corporation GSMS 2006-GG8 A2	Mortgage backed security 5.479 11/39	**	706
	GCO Slims Trust GCOSL 2006-1A NOTE	Mortgage backed security 5.72% 3/22	**	192
	GEN ELEC CAP MTN	Corporate Bond 5.4 9/20/13	**	2,526
	General Electric Capital Corp MTN	Corporate Bond 3.5% 6/29/15	**	511
	General Electric MTN	Corporate Bond 1.875% 9/13	**	1,821
	General Electric Capital Corp	Corporate Bond 2.25% 11/9/15	**	522
	GE ELEC CAP CORP	Corporate Bond 2.1% 1/07/14	**	1,903

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	GENERAL ELEC	Corporate Bond 2.95% 5/09/16	**	158
	GENERAL ELEC MTN	Corporate Bond 3.35% 10/17/16	**	671
	General Electric Capital Corp FDIC MTN	Corporate Bond 2.625 12/28/12	**	1,792
	General Electric Capital Corp FDIC GMTN	Corporate Bond 2% 9/28/12	**	886
	Goldman Sachs MTN	Corporate Bond 3.7% 8/1/15	**	963
	GOLDMAN SAC GRP	Corporate Bond 3.625% 2/07/16	**	1,344
	GCCFC 2005-GG3 A2	Mortgage backed security CSTR 8/42	**	282
	HEWLETT-PACKARD	Corporate Bond 2.625% 12/9/14	**	667
	HAROT 2011-3 A2	Mortgage backed security 1 4/14	**	770
	Honda Auto Receivables Owner Trust HAROT 2010-1 A4	Mortgage backed security 1.98% 5/23/16	**	253
	Honda Auto Receivables Owner Trust HAROT 2010-2 A3	Mortgage backed security 1.34% 3/14	**	552
	Honda Auto Receivables Owner Trust HAROT 2009-3 A3	Mortgage backed security 2.31% 5/13	**	120
	Honda Auto Receivables Owner Trust HAROT 2010-3 A3	Mortgage backed security .7% 4/14	**	1,340
	HAROT 2011-1 A4	Mortgage backed security 1.8% 4/17	**	366
	HAROT 2011-2 A3	Mortgage backed security 0.94% 3/15	**	892
	HSBC BANK	Corporate Bond 3.1% 5/24/16 144A	**	1,395
	HART 2011-A A3	Mortgage backed security 1.44 4/15	**	462
	HYUNDAI 2 11-C ABS	Mortgage backed security .57% 7/15/1	**	779
	Hyundai Auto Receivables Trust HART 2009-A A3	Mortgage backed security 2.03% 8/13	**	137
	HART 09-A A4	Mortgage backed security 3.15% 3/16	**	124
	ING BANK MTN	Corporate Bond 2.65% 1/13 144A	**	959
	IBM CORP	Corporate Bond 1.95% 7/22/16	**	964
	JP Morgan Chase	Synthetic GIC – 2.411%	**	249
	JPMorgan Chase Company MTN	Corporate Bond 4.65% 6/14	**	2,725
	JPMC CO MTN	Corporate Bond 3.7% 1/20/15	**	495
	JPMorgan Chase Company	Corporate Bond 3.4% 6/24/15	**	1,010
	JPMORGAN CHASE	Corporate Bond 3.15% 7/05/16	**	933
	JPMCC 03-CB7 A4	Mortgage backed security CSTR 1/38	**	282
	JPMCC 2003-C1 A2	Mortgage backed security 4.985 1/37	**	557
	JP Morgan Chase Commercial Mortgage JPMCC 2005-LDP2 A3	Mortgage backed security 4.697 7/42	**	604
	JPMCC 2005-LDP5 A2	Mortgage backed security 5.198 12/44	**	627
	JP Morgan Chase Commercial Mortgage JPMCC 2006-LDP7 A2	Mortgage backed security CSTR 4/45	**	17
	JPMCC 2007-LDPX A2S	Mortgage backed security 5.305 1/49	**	245
	JPMCC 2007-LD11 A2	Mortgage backed security CSTR 6/49	**	637
	LBUBS 2003-C3 A4	Mortgage backed security 4.166 5/32	**	216
	LBUBS 2004-C8	Mortgage backed security 4.799% 12/29	**	692
	LB-UBS Commercial Mortgage Trust LBUBS 2004-C2 A3	Mortgage backed security 3.973% 3/29	**	309
	LB-UBS Commercial Mortgage Trust LBUBS 2005-C1 AAB	Mortgage backed security CSTR 2/30	**	367

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	LB-UBS Commercial Mortgage Trust LBUBS 2005-C5 XCP	Interest Only Strip CSTR 9/40	**	86
	LB-UBS Commercial Mortgage Trust LBUBS 2005-C7 XCP	Interest Only Strip CSTR 11/40	**	44
	LBUBS 2007-C6 A2	Mortgage backed security 5.845 7/40	**	390
	Manufacturers & Traders Trust Co	Corporate Bond 3.85/VAR 4/1/13	**	1,492
	Marriott Vacation Club Owner Trust MVCOT 2005-2 A	Mortgage backed security 4.6% 10/27	**	99
	Marriott Vacation Club Owner Trust MVCOT 2006-2A A	Mortgage backed security 5.417% 10/28	**	83
	Marriott Vacation Club Owner Trust MVCOT 2006-2A B	Mortgage backed security 5.467% 10/28	**	25
	Marriott Vacation Club Owner Trust MVCOT 2006-2A C	Mortgage backed security 5.766% 10/28	**	11
	MASSMUTUAL GL	Corporate Bond 3.625% 7/12 144A	**	413
	MASSMUTUAL GLBL FRN	Corporate Bond 1/14 144A	**	1,010
	MBART 2011-1 A3	Mortgage backed security 0.85% 3/15	**	841
	Mercedes-Benz Auto Receivables Trust MBART 2009-1 A3	Mortgage backed security 1% 1/15/14	**	245
	Merrill Lynch & Co	Corporate Bond 5.45% 7/15/14	**	1,193
	Merrill Lynch Mortgage Trust MLMT 2004-KEY2 A2	Mortgage backed security 4.166% 8/39	**	258
	Merrill Lynch Mortgage Trust MLMT 2005-MKB2 XP	Interest Only Strip CSTR 9/42	**	6
	METROPOLITAN MTN	Corporate Bond 2.5 1/13 144A	**	1,165
	MET LIFE GLBL	Corporate Bond 2.5 9/29/15 144A	**	1,903
	Monumental Life Insurance Co	Synthetic GIC – 2.351%	**	249
	Monumental Global	Corporate Bond 5.5% 4/13 144A	**	230
	MSC 03-IQ4 A2	Mortgage backed security 4.07 5/40	**	240
	Morgan Stanley Capital MSC 2004-HQ4 X2	Interest Only Strip CSTR 4/40	**	12
	MSC 03-T11 A4	Mortgage backed security 5.15 6/41	**	303
	MORGAN STANLEY	Corporate Bond 2.875% 1/25/14	**	1,504
	MORGAN STANLEY	Corporate Bond 2.875% 7/28/14	**	767
	MORGAN STANLEY	Corporate Bond 6% 5/13/14	**	1,272
	MORGAN STANLEY	Corporate Bond 4.1% 1/26/15	**	740
	MORGAN STANLEY	Corporate Bond 3.45% 11/2/15	**	170
	MORGAN STANLEY	Corporate Bond 3.8% 4/29/16	**	603
	NCUA GTD NTS MA 1.4% 6/12/15	NCUA GTD NTS MA 1.4% 6/12/15	**	943
	National Australia Bank	Corporate Bond 2.35 11/16/12 144A	**	1,476
	NY Life	Corporate Bond 2.25% 12/14/12 144A	**	933

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	NY Life Global	Corporate Bond 4.65% 5/9/13 144A	**	1,076
	Nissan Auto Lease Trust NALT 2010-B A3	Mortgage backed security 1% 12/15/13	**	792
	NALT 2010-B A4	Mortgage backed security 1.27% 10/16	**	322
	NALT 2 11-A ABS	Mortgage backed security 1.04% 8/15/14	**	1,061
	NALT 2011-B A3	Mortgage backed security 0.92% 2/15	**	487
	NAROT 2010-A A4	Mortgage backed security 1.31% 9/16	**	453
	NAROT 2011-A A3	Mortgage backed security 1.18% 2/15	**	583
	Natixis	Synthetic GIC – 2.371%	**	249
	Nordea Bank AG	Corporate Bond 1.75 10/4/13 144A	**	991
	Northstar Education Finance NEF 2005-1 A5	Mortgage backed security 4.74% 10/45	**	490
	Peco Energy	Corporate Bond 5.6% 10/15/13	**	678
	PG&E CORP	Corporate Bond 5.75% 4/01/14	**	364
	PNC Funding MTN	Corporate Bond 3.625% 2/8/15	**	737
	PNC Funding Corp MTN	Corporate Bond 3% 5/19/14	**	897
	Pacific Gas & Electric	Corporate Bond 6.25% 12/13	**	937
	PEPSICO INC	Corporate Bond 7.9% 11/01/18	**	889
	Philip Morris	Corporate Bond 4.875% 5/16/13	**	276
	Proctor & Gamble	Corporate Bond 1.8% 11/15/15	**	694
	Public Service Electric & Gas Co	Corporate Bond 2.7% 5/01/15	**	535
	Royal Bank of Canada	Corporate Bond 1.125 1/15/14	**	928
	ROYAL BK CANADA	Corporate Bond 2.3% 7/20/16	**	354
	ROYAL BK CANADA	Corporate Bond 1.45% 10/30/14	**	629
	ROYAL BK SCOT	Corporate Bond 4.875 8/14 144A	**	996
	Royal Bank of Scotland	Corporate Bond 1.5% 3/30/12 144A	**	1,585
	SBC Communications Glbl	Corporate Bond 5.1 9/15/14	**	345
	SLM Student Loan Trust SLMA 2004-A B	Mortgage backed security 3ML+58 6/33	**	110
	SVO VOI Mortgage Corp SVOVM 2005-A A	Mortgage backed security A 5.25% 2/21	**	109
	SANOFI	Corporate Bond 1.2% 9/30/14	**	450
	SANTANDER US	Corporate Bond 2.485% 1/13 144A	**	886
	SCHLUMBERGER	Corporate Bond 1.95 9/14/16 144A	**	672
	SEMPRA ENERGY	Corporate Bond 2% 3/15/14	**	693
	SHELL INTL MTN	Corporate Bond 1.875 3/25/13	**	1,321
	Simon Property Group LP	Corporate Bond 5.3% 5/30/13	**	547
	SIMON PROPERTY	Corporate Bond 2.8% 1/30/17	**	154
	SOUTHERN CO	Corporate Bond 4.15% 5/14	**	222
	State Street Bank & Trading Co. Boston	Synthetic GIC – 2.361%	**	249
	STATE STREET	Corporate Bond 2.875% 3/07/16	**	1,184
	Lahman Large Loan LLL 1997-LLI D	Mortgage backed security 7.15 10/34	**	120
	SUMITOMO BK	Corporate Bond 1.95% 1/14/14 144A	**	1,399
	SVENSKA MTN	Corporate Bond 2.875 9/14/12 144A	**	2,199
	TARGET CORP	Corporate Bond 1.125% 7/18/14	**	337
	Telefonica Emisiones	Corporate Bond 3.729% 4/27/15	**	908
	TORONTO DOM BK	Corporate Bond 2.5% 7/14/16	**	1,443
	TORONTO DOMINI	Corporate Bond 2.375% 10/19/16	**	665

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	TOTAL CAP CDA	Corporate Bond 1.625% 1/28/14	**	686
	TAOT 2010-A A3	Mortgage backed security 1.27% 12/13	**	216
	TAOT 2010-B A3	Mortgage backed security 1.04% 2/14	**	330
	Transcapit	Corporate Bond 5.67% 3/5/14 144A	**	1,109
	USAA CAPITAL	Corporate Bond 1.05% 9/14 144A	**	761
	USAA CAP CO	Corporate Bond 2.25% 12/13/16 144	**	664
	USAA Auto Owner Trust USAOT 2009-1 A4	Mortgage backed security 4.77 9/14	**	429
	USAA Auto Owner Trust USAOT 2009-2 A3	Mortgage backed security 1.54% 02/14	**	259
	UNCREDIT LUX	Corporate Bond 5.584/VAR 1/13/17	**	1,130
	UNION BK NA	Corporate Bond 3% 6/6/16	**	1,030
	US BANCORP	Corporate Bond 3.15% 3/4/15	**	322
	US BANK CORP MTN	Corporate Bond 2.2% 11/15/16	**	902
	US Treasury Note/Bond	USTN 4.25% 8/15/15	**	6,793
	US Treasury Note/Bond	USTN 2.375% 9/30/14	**	585
	US Treasury Note/Bond	USTN 2.5% 3/31/15	**	57,127
	US Treasury Note/Bond	USTN 2.5% 4/30/15	**	53,311
	US Treasury Note/Bond	USTN 2.125% 5/31/15	**	1,991
	US Treasury Note/Bond	USTN 1.875% 6/30/15	**	30,616
	US Treasury Note/Bond	USTN .5% 5/31/13	**	2
	US Treasury Note/Bond	USTN .375% 6/30/13	**	25,774
	US Treasury Note/Bond	USTN 1% 9/30/16	**	43,381
	US Treasury Note/Bond	USTN .375% 11/15/14	**	10,058
	US Treasury Note/Bond	USTN .875% 11/30/16	**	49,066
	US Treasury Note/Bond	USTN .875% 12/31/16	**	5,030
	UNITEDHEALTH GRP	Corporate Bond 1.875% 11/16	**	501
	VF CORP FRN	Corporate Bond 3ML+75 8/23/13	**	409
	Verizon Communications Inc	Corporate Bond 5.25% 4/15/13	**	784
	VERIZON COM	Corporate Bond 1.95% 3/28/14 144A	**	1,057
	VERIZON COM	Corporate Bond 2% 11/1/16	**	1,348
	VERIZON WIRELESS	Corporate Bond 5.25% 2/1/12	**	589
	VERIZON WIRELESS	Corporate Bond 5.55% 2/1/14	**	1,487
	Vodafone Group PLC	Corporate Bond 4.15% 6/10/14	**	359
	VALET 2011-1 A3	Mortgage backed security 1.22% 6/15	**	1,498
	Volkswagen Auto Lease Trust VWALT 2010-A A3	Mortgage backed security 0.99% 11/13	**	1,352
	VWALT 2010-A A4	Mortgage backed security 1.18 10/15	**	201
	VWALT 2011-A A2	Mortgage backed security 1% 2/14	**	470
	VOLKSWAGEN	Corporate Bond 1.875% 4/1/14 144A	**	530
	WFRBS 2011-C5 A1	Mortgage backed security 1.456 11/44	**	226
	WBCMT 2003-C9 A4	Mortgage backed security 5.012 12/35	**	878
	Wachovia Bank Commercial Mortgage Trust WBCMT 2004-C11 A3	Mortgage backed security 4.719 1/41	**	47
	Wachovia Bank Commercial Mortgage Trust WBCMT 2005-C18 XP	Interest Only Strip CSTR 4/42	**	9
	Wachovia Bank Commercial Mortgage WBCMT 2007-C30 XP	Interest Only Strip CSTR 12/43	**	179
	Wachovia Bank Commercial Mortgage WBCMT 2007-C31A A2	Mortgage backed security 5.421% 4/47	**	679
	Wal-Mart Stores MTN	Corporate Bond 3.2% 5/14	**	788

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year)
December 31, 2011
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical cost	(e) Current Value
	Wal-Mart Stores	Corporate Bond 2.25% 7/08/15	**	804
	WAL MART STORES	Corporate Bond 2.8% 4/15/16	**	1,118
	Wells Fargo	Corporate Bond 3.75% 10/1/14	**	408
	Wells Fargo	Corporate Bond 3.625% 4/15/15	**	625
	Wells Fargo	Corporate Bond 4.375% 1/31/13	**	1,920
	WELLS FARGO&COM 3.676% 6/15/16	Corporate Bond	**	1,514
	Westpac Banking Corp	Corporate Bond 2.1% 8/2/13	**	360
	Westpac Banking Corp	Corporate Bond 1.85% 12/09/13	**	1,150
	World Omni Auto Receivables Trust WOART 2010-A A3	Mortgage backed security 1.34% 12/13	**	251
	WOART 2011-A A3	Mortgage backed security 1.49% 10/14	**	584
	Wyeth	Corporate Bond 5.5% 2/01/14	**	393
	Yale University MTN	Corporate Bond 2.9% 10/15/14	**	522
	Sub-total Managed Income Fund			672,791
	Self-Directed Brokerage Account	17,459 Shares	**	17,459
	Total Investment Assets			$1,644,002
	Participant Loans	Interest rates ranging 4.25% - 10.50%, Maturities ranging 3 to 62 months		$37,240

*   Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 28, 2012	By: /s/Scott V. King
Scott V. King
Vice President, Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number

23.01	Consent of Independent Registered Public Accounting Firm	34